Exhibit 99.1

Buenaventura Announces Fourth Quarter and Full Year 2015 Results

Lima, Peru, February 25, 2016 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the fourth quarter (4Q15) and twelve month (“2015”) periods ended December 31, 2015. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter 2015 Highlights:

•	In 4Q15, EBITDA from direct operations was US$16.0 million and adjusted EBITDA (including associated companies) was US$295.2 million.
•	Total attributable production in 4Q15 was 182k gold ounces and 6.5 million silver ounces (compared to 245k gold ounces and 5.5 million silver ounces in 4Q14).
•	Full year 2015 attributable production was 759k gold ounces and 22.3 million silver ounces (compared to 846k gold ounces and 19.7 million silver ounces in 2014).
•	Gold production from direct operations will increase in 2017, once Tambomayo starts operating at full capacity (Tambomayo will add 150-170k gold ounces)
•	The Tambomayo project is in line with budget. Civil works are at 30% of progress, exploration and development at 80%. Production ramping up is expected by 4Q16.
•	Silver production in 2015 was in line with the guidance provided, despite one month strike at Uchucchacua mine.
•	During 4Q15, El Brocal reached full production capacity level of 18K TPD.
•	Cerro Verde’s plant expansion project (from 120k TPD to 360K TPD) was completed in 4Q15. Expected production for 2016 is 550k – 600k TM.
•	Yanacocha will distribute dividends of US$300 million in March 2016 (BVN will receive its equity share of US$130 million).

	Financial Highlights (in millions of US$, except EPS figures):

		4Q15	4Q14	Var%	FY15	FY14	Var%
	Total Revenues	234.7	276.5	-15%	951.9	1,175.8	-19%
	Operating Profit	-55.1	-18.3	201%	-149.8	61.6	N.A.
	EBITDA Direct Operations	16.0	35.3	-55%	105.2	274.1	-62%
	Adjusted EBITDA (Inc Associates)	72.6	181.5	63%	378.1	672.0	-11%
	Net Income	-292.6*	-161.4	81%	-317.2*	-76.1	317%
	EPS**	-1.15	-0.63	81%	-1.25	-0.30	317%
(*) Includes deferred income tax write-off from Yanacocha of US$-223 million. (**) as of December 31, 2015 Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Operating Revenues

During 4Q15, net sales were US$227.5 million, a 14% decrease compared to the US$264.6 million reported in 4Q14. This was mainly explained by the decrease in metal prices as well as lower gold and copper volume sold.

Royalty income decreased 39%, to US$7.2 million in 4Q15 compared to the US$11.9 reported in 4Q14. This was due to lower revenues at Yanacocha (32% lower QoQ).

Operating Highlights	4Q15	4Q14	Var%	FY15	FY14	Var%
Net Sales (in millions of US$)	227.5	264.6	-14%	919.5	1,138.9	-19%
Average Realized Gold Price (US$/oz) 1 2	1,093	1,192	-8%	1,151	1,263	-9%
Average Realized Gold Price (US$/oz) inc. Affiliates [3]	1,096	1,194	-8%	1,154	1,258	-8%
Average Realized Silver Price (US$/oz) 1 2	14.46	15.76	-8%	15.06	18.65	-19%
Average Realized Lead Price (US$/MT) 1 2	1,665	1,994	-16%	1,712	2,107	-19%
Average Realized Zinc Price (US$/MT) 1 2	1,447	2,240	-35%	1,839	2,244	-18%
Average Realized Copper Price (US$/MT) 1 2	4,332	6,591	-34%	4,515	6,738	-33%

Volume Sold	4Q15	4Q14	Var%	FY15	FY14	Var%
Gold Oz Direct Operations [1]	93,352	102,043	-9%	380,899	436,257	-13%
Gold Oz inc Associated Companies [3]	207,701	260,810	-20%	841,818	914,627	-8%
Silver Oz [1]	6,575,608	5,075,656	30%	21,023,873	19,045,010	10%
Lead MT [1]	10,302	5,470	88%	32,389	18,599	74%
Zinc MT [1]	16,087	9,961	62%	55,529	20,904	166%
Copper MT [1]	9,176	10,451	-12%	29,094	40,263	-28%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal
(2)	The realized price considers the adjustments of quotational periods
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.95% of Coimolache and 43.65% of Yanacocha

For 2015, net sales decreased 19%, from US$1,138.9 million in 2014 to US$919.5 million in 2015. Royalty income for 2015 was US$32.4 million (US$36.9 million in 2014).

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Production and Operating Costs

In 4Q15, Buenaventura’s gold equity production from direct operations decreased 14%, from 104,166 ounces in 4Q14 to 90,034 ounces in 4Q15 due to the decline in production at Breapampa mine (no production in 4Q15 vs 13,178 gold ounces in 4Q14). Gold production including associated companies in 4Q15 was 182,247 ounces, 26% lower than the reported in the same period 2014, explained by a decrease in production from Yanacocha. Silver equity production from direct operations increased 14%, mainly due to higher production at Uchucchacua mine (13.9 million silver ounces in 2015 vs 12.1 million silver ounces in 2014).

Equity Production	4Q15	4Q14	Var%	FY15	FY14	Var%
Gold Oz Direct Operations[1]	90,034	104,166	-14%	358,003	422,135	-15%
Gold Oz including Associated Companies	182,247	244,854	-26%	758,575	845,515	-10%
Silver Oz Direct Operations[1]	6,314,489	5,350,072	18%	21,740,350	19,074,255	14%
Silver Oz including Associated Companies	6,506,921	5,491,990	18%	22,325,087	19,659,822	14%
Lead MT	8,779	6,012	46%	28,476	20,227	41%
Zinc MT	12,642	8,509	49%	43,750	22,038	99%
Copper MT Direct Operations[1]	5,034	5,886	-14%	17,674	23,678	-25%
Copper MT including Associated Companies	23,757	16,851	41%	66,032	68,106	-3%

Orcopampa’s (100% owned by Buenaventura)

Production
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Gold	Oz	48,606	54,878	-11%	204,629	203,226	1%
Silver	Oz	170,254	143,925	18%	562,795	423,148	33%

Cost Applicable to Sales
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Gold	US$/Oz	693	697	-1%	680	777	-12%

Gold production at Orcopampa decreased 11% in 4Q15 (compared to 4Q14) due to lower ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 4Q15 was US$ 693/oz of gold, in line with the Cost Applicable to Sales (CAS) reported in 4Q14.

Gold production guidance for 2016 is 200k – 210k ounces.

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Coimolache.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Uchucchacua (100% owned by Buenaventura)

Production
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Silver	Oz	4,118,509	3,395,628	21%	13,919,922	12,055,570	15%
Zinc	MT	1,602	1,504	6%	5,692	6,349	-10%
Lead	MT	2,565	2,086	23%	8,433	7,605	11%

Cost Applicable to Sales
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Silver	US$/Oz	12.97	14.99	-13%	13.97	16.34	-15%

Silver production in 4Q15 increased 21% compared to 4Q14, due to higher ore treated and higher ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 4Q15 decreased 13% compared to 4Q14, mainly explained by lower labor cost due to higher exchange rate, lower consumable costs (explosive materials), reagents costs and more silver ounces sold (4.1 million silver ounces in 4Q15 compared to 3.2 million silver ounces in 4Q14).

Silver production guidance for 2016 is 15.5 million – 16.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Silver	Oz	357,236	309,213	16%	1,285,361	1,216,034	6%
Zinc	MT	2,407	2,333	3%	9,173	9,893	-7%
Lead	MT	1,841	1,876	-2%	7,193	7,513	-4%

Cost Applicable to Sales
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Silver	US$/Oz	13.77	12.80	8%	13.90	13.76	1%

Silver production in 4Q15 increased 16% compared to 4Q14, due to higher ore treated (Appendix 2). Cost Applicable to Sales (CAS) in 4Q15 was 8% higher compared to 4Q14 due to lower by-product contribution.

Silver production guidance for 2016 is 1.5 million – 1.9 million ounces.

Julcani (100% owned by Buenaventura)

Production
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Silver	Oz	868,662	782,652	11%	3,266,453	3,084,347	6%

Cost Applicable to Sales
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Silver	US$/Oz	11.32	13.97	-19%	12.30	14.14	-13%

Silver production in 4Q15 increased 11% compared to 4Q14 production, due to higher ore treated and higher ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 4Q15 was 19% lower than 4Q14, mainly explained by lower labor cost expenses due to higher exchange rate and lower contractors costs due to fewer meters drifted (11% lower).

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Silver production guidance for 2016 is 3.0 million – 3.4 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Gold	Oz	37,709	34,808	8%	141,071	143,573	-2%
Silver	Oz	89,111	82,594	8%	331,080	422,395	-22%

Cost Applicable to Sales
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Gold	US$/Oz	832	703	18%	789	569	39%

Gold production in 4Q15 increased 8% compared to 4Q14. CAS in 4Q15 increased 18% compared to 4Q14, mainly explained by higher ore treated and lower ore grade (0.88 Au g/MT in 4Q14 compared to 0.63 Au g/MT in 4Q15).

Gold production guidance for 2016 is 130k – 140k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Gold	Oz	47,697	38,558	24%	144,782	143,643	1%
Silver	Oz	281,440	227,131	24%	879,832	754,357	17%

Cost Applicable to Sales
		4Q15	4Q15	Var %	FY 2015	FY 2014	Var %
Gold	US$/Oz	388	475	-18%	489	455	7%

Gold production in 4Q15 increased 24% compared to the figure reported in 4Q14. CAS in 4Q15 decreased 18% compared to 4Q14 mainly due to higher ore grade (0.54 Au g/MT in 4Q14 compared to 0.66 Au g/MT in 4Q15) from Cienaga Norte mine.

Gold production guidance for 2016 is 140k – 150k ounces

El Brocal (54.07%* owned by Buenaventura)

Production
		4Q15	4Q15	Var %	FY 2015	FY 2014	Var %
Copper	MT	9,165	10,749	-15%	32,061	43,282	-26%
Zinc	MT	15,966	8,640	85%	53,319	10,162	425%
Silver	Oz	1,183,101	921,625	28%	3,669,500	2,501,839	47%

Cost Applicable to Sales
		4Q15	4Q15	Var %	FY 2015	FY 2014	Var %
Copper	US$/MT	5,456	5,499	-1%	5,322	5,096	4%
Zinc	US$/MT	1,444	1,321	9%	1,601	1,369	17%

During 4Q15, Copper production decreased 15% compared to 4Q14, due to a lower recovery rate. Moreover, in 4Q15 zinc production increased 85% due to higher ore treated, despite the lower grade.

(*) Since January 2016, the new ownership of El Brocal is 56.29%.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

In 4Q15, Zinc CAS increased 9% compared to 4Q14 mainly due to higher selling expenses. Copper CAS in 4Q15 was in line with the CAS reported in 4Q14.

Zinc production guidance for 2016 is 60k – 70k MT, while copper production guidance for 2016 is 35k – 45k MT.

General and Administrative Expenses

General and administrative expenses in 4Q15 were US$25.8million, 9% lower compared to the US$28.4 million in 4Q14 figure. This is mainly due to lower third-party services. For 2015, the expense was US$86.5 million (US$101.1 million in 2014).

Exploration in Non-Operating Areas

Exploration in non-operating areas during 4Q15 was US$5.0 million compared with the US$17.6 million in 3Q14. During the period, Buenaventura’s main exploration efforts were focused on the Tambomayo project (US$3.5 million) and Marcapunta (US$0.6 million). For 2015, the expense was US$30.6 million (US$50.0 million in 2014).

Share in Associated Companies

During 4Q15, Buenaventura’s share in associated companies was negative US$235.0 million, compared to negative US$113.8 million reported in 4Q14, composed by:

Share in the Result of Associates (in millions of US$)	4Q15	4Q14	Var %	FY 2015	FY 2014	Var %
Cerro Verde	-2.6	20.8	N.A.	6.5	77.9	-92%
Coimolache	6.5	5.0	30%	16.6	22.3	-25%
Yanacocha	-238.9	-139.7	71%	-196.5	-174.7	12%
Total	-235.0	-113.8	106%	-173.4	-74.6	132%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 4Q15, gold production was 211,256 ounces, 34% lower than 4Q14 production (322,309 ounces). For 2015, gold production was 917,690 ounces, 5% lower than 969,944 ounces in 2014.

Gold production guidance at Yanacocha for 2016 is 600k – 650k ounces.

In 4Q15, Yanacocha reported net loss of US$547.4 million compared to a net loss of US$380.3 million reported in 4Q14 (Includes deferred income tax of US$510 million). CAS in 4Q15 was US$747/oz, 75% higher than the US$426/oz reported in 4Q14 mainly due to: i) a higher inventory write-down (US$34.7 million in 4Q15 compared to US$11.1 million in 4Q14), and ii) lower volume sold (216,733 gold ounces in 4Q15 vs 327,278 gold ounces in 4Q14).

Capital expenditures at Yanacocha were US$37.3 million in 4Q15, while for 2015 was US$96.2 million.

Yanacocha still has a strong pipeline of growth projects: Quecher Main (prefeasibility), Chaquicocha Sulphides and Yanacocha Verde (scoping) and Maqui Maqui (exploration).

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 4Q15 copper production was 95,619 MT (18,722 MT attributable to Buenaventura), a 71% increase compared to 4Q14 (56,001 MT and 10,965 MT attributable to Buenaventura). For 2015, copper production was 246,973 MT (48,357 MT attributable to Buenaventura).

During 4Q15, Cerro Verde reported a net loss of US$13.2 million compared to net profit of US$55.9 million in 4Q14. This was mainly due to a higher depreciation (related to the new concentrate plant) and a higher net loss from currency exchange difference, despite of the 71% increase in volume sold. For 2015, net income was US$33.3 million (compared to US$377.6 million in 2014).

Capital expenditures at Cerro Verde were US$274.1 million in 4Q15, and US$1,595.6 million in 2015.

Cerro Verde’s plant expansion was completed, in-line with schedule and budget (US$4.6 billion). It became the largest concentration facility (360K TPD) in the world and full plant capacity is expected to be reached in 1Q16.

Copper production guidance at Cerro Verde for 2016 is 550k MT – 600k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to the net income in 4Q15 was US$6.5 million (US$5.0 million in 4Q14). For 2015, the contribution was US$16.6 million, compared to US$22.3 million reported in 2015.

Project Development and Exploration

The Tambomayo Project (100% ownership)

•	Detail engineering currently at 100% of development
•	Civil works are at 30% of progress (expected to be completed in 3Q16)
•	100% of mayor equipment has been purchased (80% arrived to site)
•	CAPEX: US$ 340 M (Total disbursement as of 4Q15 US$158.3 M)
o	Exploration and mine development US$218 M (Disbursement as of 4Q15 S$64.4 M)
o	Civil works and Equipment US$122 M (Disbursement as of 4Q15 S$93.9 M)

The San Gabriel Project (100% ownership)

•	The project has been rescheduled in order to preserve cash flow
•	Feasibility studies were completed in 4Q15
•	Environmental Impact Assessment (EIA) of the project´s construction is expected to be approved in 4Q16
•	Objective for 1S16:
o	Continue the construction of a 450 meters exploration ramp
o	Drilling program: 7,000 meters in order to confirm resources and certainty

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Buenaventura´s Cash and Debt Situation

•	Currently BVN is in the process of raising US$ 270 million long-term syndicate loan.

Proceeds from this new debt will be used for the following:

a.	Reprofiling of BVN´s current short term debt (US$ 232 million).
b.	Partially finance the construction of the Tambomayo Project.

•	Yanacocha will distribute a cash dividend of US$ 300 million

BVN received US$ 131 million on February 19, 2016.

•	Cerro Verde - loan of US$ 125 million in 4Q15

In 4Q15, Cerro Verde received a loan of US$ 600 million from its shareholder in order to comply with the covenants of its syndicate loan ($1.8 billion).

•	El Brocal - capital increase of US$ 19 million in 1Q16

This capital increase was needed in order to comply with the covenants of its loan.

Recent events

At the Board of Directors’ meeting held February 25, 2016, the following resolutions were passed:

To call for the Annual Shareholders’ Meeting to be held on March 29, 2016, the following items will be proposed for approval:

a. Approve the Annual Report as of December, 31, 2015.

b. Approve the Financial Statements as of December, 31, 2015.

c. Appoint Ernst and Young (Paredes, Zalvidar, Burga y Asociados) as External Auditors for fiscal year 2016.

* * *

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2014 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2015)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	56.29	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 2

		GOLD PRODUCTION
		4Q15	4Q14%		FY15	FY14%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	120,878	115,862	4%	458,222	454,694	1%
	Ore Grade OZ/MT	0.42	0.48	-13%	0.46	0.46	1%
	Recovery Rate %	93.9%	96.9%	-3%	95.3%	97.1%	-2%
	Ounces Produced*	48,606	54,878	-11%	204,629	202,227	1%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	37,709	34,959	8%	141,071	143,724	-2%
Tantahuatay	Ounces Produced	47,697	38,558	24%	144,782	143,643	1%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		4Q15	4Q14%		FY15	FY14%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	318,219	287,970	11%	1,121,474	1,013,633	11%
	Ore Grade OZ/MT	15.38	13.83	11%	14.80	14.56	2%
	Recovery Rate %	84.2%	85.2%	-1%	83.9%	81.7%	3%
	Ounces Produced	4,118,509	3,395,628	21%	13,919,922	12,055,570	15%
Julcani	Ore Milled DMT	45,024	43,292	4%	177,948	167,760	6%
	Ore Grade OZ/MT	20.06	19.02	5%	19.22	19.32	-1%
	Recovery Rate %	96.2%	95.0%	1%	95.5%	95.2%	0%
	Ounces Produced	868,662	782,652	11%	3,266,453	3,084,347	6%
Mallay	Ore Milled DMT	42,812	38,290	12%	158,124	148,058	7%
	Ore Grade OZ/MT	8.93	8.64	3%	8.66	8.77	-1%
	Recovery Rate %	93.4%	93.5%	0%	93.8%	93.7%	0%
	Ounces Produced	357,236	309,213	16%	1,285,361	1,216,034	6%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	1,030,199	490,896	110%	2,811,391	603,342	366%

		ZINC PRODUCTION
		4Q15	4Q14%		FY15	FY14%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	318,219	287,970	11%	1,121,474	1,013,633	11%
	Ore Grade %	1.04%	0.90%	16%	1.05%	1.04%	1%
	Recovery Rate %	48.02%	57.9%	-17%	48.2%	60.2%	-20%
	MT Produced	1,602	1,504	6%	5,693	6,349	-10%
Mallay	Ore Milled DMT	42,812	38,290	12%	158,124	148,058	7%
	Ore Grade %	6.5%	7.1%	-8%	6.60%	7.79%	-15%
	Recovery Rate %	86.3%	86.3%	0%	87.9%	85.8%	2%
	MT Produced	2,407	2,333	3%	9,172	9,893	-7%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	15,966	8,640	85%	53,319	10,162	425%

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	4Q15	4Q14	FY 2015	FY 2014
Net Income	-315,297	-164,441	-375,545	-61,640
Add / Substract:	331,262	199,706	480,734	335,692
Provision for income tax, net	16,544	23,928	12,613	66,012
Share in associated companies by the equity method, net	234,996	113,842	173,375	74,600
Interest income	-8,585	-4,209	-11,026	-8,408
Interest expense	6,519	4,313	27,622	11,318
Loss on currency exchange difference	6,158	3,381	13,683	8,452
Long Term Compensation provision	330	-1,842	330	89
Depreciation and Amortization	63,279	57,684	242,464	208,698
Workers´ participation provision	266	-20	895	3,669
Adquiscion gain generated by subsidiary	0	27	0	-59,852
Loss from discontinued operations	4,583	4,830	9,523	31,114
Impairment of Long-Lived Assets	7,172	-2,228	11,255	0
EBITDA Buenaventura Direct Operations	15,965	35,265	105,189	274,052
EBITDA Yanacocha (43.65%)	18,392	105,971	164,265	205,695
EBITDA Cerro Verde (19.58%)	23,497	27,931	68,261	143,299
EBITDA Coimolache (40.01%)	14,755	12,335	40,360	48,941
Adjusted EBITDA (including Associated companies)	72,609	181,503	378,075	671,987

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 4: PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)

Orcopampa	100.00	648	0.475	308	308
Julcani	100.00	289	0.016	5	5
Mallay	100.00	86	0.016	1	1
Tambomayo	100.00	1,081	0.303	328	328
Antapite	100.00	38	0.335	13	13
Breapampa	100.00	520	0.014	8	8
La Zanja	53.06	11,905	0.020	236	125
La Zanja (on Pads and Plant)	53.06			8	4
Tantahuatay (Oxides)	40.10	66,197	0.014	920	369
Tantahuatay PAD	40.10			11	4
El Brocal Marcapunta (Sulphides)	56.29	21,750	0.013	273	154
Yanacocha	43.65			5,057	2,207

Total		102,514	0.070	7,167	3,526

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)

Uchucchacua (Silver - Sulphides)	100.00	3,947	15.000	59,208	59,208
Uchucchacua (Zinc - Sulphides)	100.00	324	5.850	1,896	1,896
Julcani	100.00	289	20.840	6,018	6,018
Breapampa	100.00	520	0.550	287	287
Mallay	100.00	86	10.970	948	948
Orcopampa	100.00	648	1.650	1,072	1,072
Tambomayo	100.00	1,081	9.260	10,007	10,007
La Zanja	53.06	11,905	0.130	1,574	835
La Zanja (on Pads and Plant)	53.06			825	438
Tantahuatay Oxidos	40.10	66,197	0.230	15,087	6,049
Tantahuatay PAD	40.10			67	27
El Brocal (Tajo Norte - La Llave)	54.07	39,698	0.880	34,934	18,889
El Brocal Marcapunta (Sulphides)	54.07	21,750	0.610	13,267	7,174
Yanacocha	43.65			60,000	26,190

Cerro Verde (Sulphides)	19.58	3,953,233	0.048	187,822	36,776
Cerro Verde (Oxides)	19.58	610,019	0.010	6,047	1,184

Total		4,709,697	0.085	399,060	176,997

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Plata - Sulphides)	100.00	3,947	1.43	57	57
Uchucchacua (Zinc - Sulphides)	100.00	324	6.24	20	20
Mallay	100.00	86	8.93	8	8
Tambomayo	100.00	1,081	3.01	33	33
El Brocal (Tajo Norte - La Llave)	54.07	39,698	2.52	1,000	541

Total		45,136	2.48	1,117	658

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)

Uchucchacua (Silver - Sulphides)	100.00	3,647	1.08	43	43
Uchucchacua (Zinc - Sulphides)	100.00	324	3.78	12	12
Julcani	100.00	289	2.52	7	7
Mallay	100.00	86	6.35	5	5
Tambomayo	100.00	1,081	2.00	22	22
El Brocal (Tajo Norte - La Llave)	54.07	39,698	0.86	341	185

Total		45,125	0.95	431	274

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)

Julcani	100.00	310	0.55	2	2
El Brocal Marcapunta (Sulphides)	54.07	21,750	2.25	489	265

Cerro Verde (Sulphides)	19.58	3,953,233	0.37	14,813	2,900
Cerro Verde (Oxides)	19.58	610,019	0.48	2,928	573

Total		4,585,312	0.40	18,232	3,740

MOLYBDENUM
	% Ownership	MT (000)	% Mo	Oz (000)	Attributable (000)

Cerro Verde (Sulphides)	19.58	3,953,233	0.014	553	108
Cerro Verde (Oxides)	19.58	610,019	0.003	18	4

Total		4,563,252	0.013	572	112

Prices used for Reserves calculation:

Gold 1,250 US$/Oz - Silver 19 US$/Oz - Zinc 2,000 US$/MT - Lead 2,000 US$/MT - Copper 5,500 US$/MT

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	156,848	166,971	590,405	614,539
Add:
Consolidated Exploration in units in operation	25,429	21,273	91,520	97,853
Consolidated Commercial deductions	60,998	54,862	196,211	184,483
Consolidated Selling expenses	6,666	3,684	19,481	16,605
Consolidated Cost applicable to sales	249,941	246,790	897,618	913,480

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	9	8	49	3
Julcani, Silver	6,741	4,602	23,135	23,117
Julcani, Lead	485	377	1,906	1,891
Julcani, Copper	53	46	242	190
Mallay, Gold	148	0	201	0
Mallay, Silver	2,233	1,894	8,014	8,135
Mallay, Lead	1,342	1,539	5,190	5,959
Mallay, Zinc	1,316	1,988	6,256	7,497
Breapampa, Gold	4	8,158	9,780	35,389
Breapampa, Silver	48	734	1,681	2,459
Orcopampa, Gold	26,471	26,153	104,603	107,550
Orcopampa, Silver	897	714	3,525	3,070
Uchucchacua, Gold	7	0	25	0
Uchucchacua, Silver	31,879	32,068	110,724	132,110
Uchucchacua, Lead	1,745	2,141	6,377	8,115
Uchucchacua, Zinc	1,056	1,513	4,841	5,618
La Zanja, Gold	31,095	22,804	110,848	79,713
La Zanja, Silver	737	939	3,367	3,426
El Brocal, Gold	1,759	986	4,258	3,491
El Brocal, Silver	7,066	3,904	21,024	12,331
El Brocal, Lead	5,641	1,178	15,244	2,051
El Brocal, Zinc	10,475	5,701	42,157	6,478
El Brocal, Copper	22,449	25,538	68,711	96,934
Non Mining Units	3,193	23,984	38,246	69,011
Consolidated Cost of sales, excluding depreciation and amortization	156,848	166,971	590,405	614,539

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	4	4	25	2
Julcani, Silver	2,641	2,253	11,598	10,072
Julcani, Lead	190	184	956	824
Julcani, Copper	21	23	121	83
Mallay, Gold	60	0	77	0
Mallay, Silver	902	791	3,073	2,942
Mallay, Lead	542	643	1,990	2,155
Mallay, Zinc	532	831	2,399	2,711
Breapampa, Gold	125	65	1,554	463
Breapampa, Silver	1,613	6	267	32
Orcopampa, Gold	9,643	9,937	40,307	50,378
Orcopampa, Silver	327	271	1,358	1,438
Uchucchacua, Gold	2	0	6	1
Uchucchacua, Silver	8,138	5,613	25,222	24,125
Uchucchacua, Lead	445	375	1,453	1,482
Uchucchacua, Zinc	270	265	1,103	1,026
La Zanja, Gold	-24	13	11	115
La Zanja, Silver	-1	1	0	5
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	25,429	21,273	91,520	97,853

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	3	2	14	2
Julcani, Silver	2,007	1,295	7,258	6,148
Julcani, Lead	144	106	591	502
Julcani, Copper	17	12	81	53
Mallay, Silver	60	0	89	0
Mallay, Silver	1,216	832	4,098	3,687
Mallay, Lead	735	654	2,655	2,620
Mallay, Zinc	1,158	1,295	4,313	5,153
Breapampa, Gold	0	23	62	99
Breapampa, Silver	0	0	5	0
Orcopampa, Gold	55	87	255	288
Orcopampa, Silver	0	1	0	1
Uchucchacua, Gold	2	0	7	0
Uchucchacua, Silver	12,517	9,530	37,753	35,786
Uchucchacua, Lead	675	632	2,161	2,248
Uchucchacua, Zinc	1,499	1,012	5,457	3,850
La Zanja, Gold	53	38	194	240
La Zanja, Silver	6	0	18	4
El Brocal, Gold	1,925	1,203	4,847	3,777
El Brocal, Silver	3,992	3,587	13,583	12,345
El Brocal, Lead	2,269	642	6,669	1,317
El Brocal, Zinc	6,903	3,320	24,622	4,105
El Brocal, Copper	25,762	30,590	81,479	102,258
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	60,998	54,862	196,211	184,483

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	2	0
Julcani, Silver	181	265	963	979
Julcani, Lead	13	22	79	80
Julcani, Copper	1	3	10	8
Mallay, Gold	11	0	15	0
Mallay, Silver	162	141	580	661
Mallay, Lead	98	115	376	484
Mallay, Zinc	96	148	453	609
Breapampa, Gold	0	62	99	367
Breapampa, Silver	2	6	17	26
Orcopampa, Gold	190	223	823	929
Orcopampa, Silver	6	6	28	27
Uchucchacua, Gold	0	0	1	0
Uchucchacua, Silver	1,063	868	3,228	3,099
Uchucchacua, Lead	58	58	186	190
Uchucchacua, Zinc	35	41	141	132
La Zanja, Gold	248	401	1,172	1,382
La Zanja, Silver	6	17	36	59
El Brocal, Gold	134	28	255	204
El Brocal, Silver	539	113	1,258	722
El Brocal, Lead	431	34	912	120
El Brocal, Zinc	799	165	2,522	379
El Brocal, Copper	1,713	737	4,110	5,677
Non Mining Units	879	232	2,217	470
Consolidated Selling expenses	6,666	3,684	19,481	16,605

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

	JULCANI
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9	6,741	485	-	53	7,288	8	4,602	377	-	46	5,032
Add:
Exploration Expenses (US$000)	4	2,641	190	-	21	2,855	4	2,253	184	-	23	2,463
Commercial Deductions (US$000)	3	2,007	144	-	17	2,171	2	1,295	106	-	12	1,416
Selling Expenses (US$000)	0	181	13	-	1	195	0	265	22	-	3	290
Cost Applicable to Sales (US$000)	16	11,570	832	-	92	12,510	14	8,414	689	-	84	9,202
Divide:
Volume Sold	18	1,022,162	674	-	26	Not Applicable	15	602,165	398	-	15	Not Applicable
CAS	870	11.32	1,233	-	3,544	Not Applicable	962	13.97	1,731	-	5,603	Not Applicable

	JULCANI
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	49	23,135	1,906	-	242	25,333	3	23,117	1,891	-	190	25,202
Add:
Exploration Expenses (US$000)	25	11,598	956	-	121	12,699	2	10,072	824	-	83	10,981
Commercial Deductions (US$000)	14	7,258	591	-	81	7,944	2	6,148	502	-	53	6,706
Selling Expenses (US$000)	2	963	79	-	10	1,055	0	979	80	-	8	1,067
Cost Applicable to Sales (US$000)	90	42,954	3,533	-	454	47,031	7	40,316	3,297	-	335	43,956
Divide:
Volume Sold	94	3,493,166	2,478	-	103	Not Applicable	12	2,851,318	2,057	-	64	No Applicable
CAS	955	12.30	1,425	-	4,416	No Applicable	603	14.14	1,603	-	5,195	No Applicable

	MALLAY
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	148	2,233	1,342	1,316	-	5,039	-	1,894	1,539	1,988	-	5,421
Add:
Exploration Expenses (US$000)	60	902	542	532	-	2,035	-	791	643	831	-	2,265
Commercial Deductions (US$000)	60	1,216	735	1,158	-	3,168	-	832	654	1,295	-	2,781
Selling Expenses (US$000)	11	162	98	96	-	367	-	141	115	148	-	404
Cost Applicable to Sales (US$000)	278	4,512	2,716	3,101	-	10,608	-	3,659	2,950	4,263	-	10,872
Divide:
Volume Sold	292	327,697	1,765	1,981	-	Not Applicable	-	285,846	1,797	1,992	-	Not Applicable
CAS	954	13.77	1,539	1,566	-	Not Applicable	-	12.80	1,642	2,139	-	Not Applicable

	MALLAY
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	201	8,014	5,190	6,256	-	19,661	-	8,135	5,959	7,497	-	21,591
Add:
Exploration Expenses (US$000)	77	3,073	1,990	2,399	-	7,539	-	2,942	2,155	2,711	-	7,807
Commercial Deductions (US$000)	89	4,098	2,655	4,313	-	11,155	-	3,687	2,620	5,153	-	11,460
Selling Expenses (US$000)	15	580	376	453	-	1,424	-	661	484	609	-	1,754
Cost Applicable to Sales (US$000)	381	15,766	10,211	13,421	-	39,778	-	15,425	11,217	15,970	-	42,613
Divide:
Volume Sold	396	1,134,528	6,612	7,482	-	Not Applicable	-	1,121,202	7,253	8,609	-	Not Applicable
CAS	960	13.90	1,544	1,794	-	No Applicable	-	13.76	1,547	1,855	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

	BREAPAMPA
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4	48	-	-	-	52	8,158	734	-	-	-	8,892
Add:
Exploration Expenses (US$000)	125	1,613	-	-	-	1,738	65	6	-	-	-	71
Commercial Deductions (US$000)	0	-	-	-	-	0	23	-	-	-	-	23
Selling Expenses (US$000)	0	2	-	-	-	2	62	6	-	-	-	67
Cost Applicable to Sales (US$000)	129	1,663	-	-	-	1,792	8,307	746	-	-	-	9,052
Divide:
Volume Sold	-0	4,381	-	-	-	Not Applicable	14,456	98,441	-	-	-	Not Applicable
CAS	-	379.64	-	-	-	Not Applicable	575	7.57	-	-	-	Not Applicable

	BREAPAMPA
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,780	1,681	-	-	-	11,462	35,389	2,459	-	-	-	37,848
Add:
Exploration Expenses (US$000)	1,554	267	-	-	-	1,821	463	32	-	-	-	495
Commercial Deductions (US$000)	62	5	-	-	-	66	99	-	-	-	-	99
Selling Expenses (US$000)	99	17	-	-	-	116	367	26	-	-	-	393
Cost Applicable to Sales (US$000)	11,495	1,970	-	-	-	13,466	36,318	2,517	-	-	-	38,835
Divide:
Volume Sold	16,069	212,826	-	-	-	Not Applicable	80,358	383,733	-	-	-	Not Applicable
CAS	715	9.26	-	-	-	No Applicable	452	6.56	-	-	-	No Applicable

	ORCOPAMPA
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,471	897	-	-	-	27,368	26,153	714	-	-	-	26,868
Add:
Exploration Expenses (US$000)	9,643	327	-	-	-	9,970	9,937	271	-	-	-	10,208
Commercial Deductions (US$000)	55	-	-	-	-	55	87	1	-	-	-	88
Selling Expenses (US$000)	190	6	-	-	-	196	223	6	-	-	-	229
Cost Applicable to Sales (US$000)	36,358	1,230	-	-	-	37,588	36,400	993	-	-	-	37,392
Divide:
Volume Sold	52,488	139,557	-	-	-	Not Applicable	52,195	108,290	-	-	-	Not Applicable
CAS	693	8.82	-	-	-	Not Applicable	697	9.17	-	-	-	Not Applicable

	ORCOPAMPA
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	104,603	3,525	-	-	-	108,128	107,550	3,070	-	-	-	110,620
Add:
Exploration Expenses (US$000)	40,307	1,358	-	-	-	41,666	50,378	1,438	-	-	-	51,816
Commercial Deductions (US$000)	255	0	-	-	-	255	288	1	-	-	-	289
Selling Expenses (US$000)	823	28	-	-	-	851	929	27	-	-	-	955
Cost Applicable to Sales (US$000)	145,988	4,912	-	-	-	150,900	159,144	4,536	-	-	-	163,680
Divide:
Volume Sold	214,821	555,314	-	-	-	Not Applicable	204,862	401,782	-	-	-	Not Applicable
CAS	680	8.85	-	-	-	No Applicable	777	11.29	-	-	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

	UCHUCCHACUA
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7	31,879	1,745	1,056	-	34,687	-	32,068	2,141	1,513	-	35,723
Add:
Exploration Expenses (US$000)	2	8,138.49	445.38	269.57	-	8,855.2	-	5,613	375	265	-	6,253
Commercial Deductions (US$000)	2	12,517	675	1,499	-	14,694	-	9,530	632	1,012	-	11,174
Selling Expenses (US$000)	0	1,063	58	35	-	1,156	-	868	58	41	-	967
Cost Applicable to Sales (US$000)	11	53,597	2,924	2,860	-	59,392	-	48,079	3,206	2,831	-	54,117
Divide:
Volume Sold	12	4,132,034	1,993	1,520	-	Not Applicable	-	3,206,509	1,665	1,013	-	Not Applicable
CAS	931	12.97	1,467	1,882	-	No Applicable	-	14.99	1,925	2,795	-	No Applicable

	UCHUCCHACUA
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25	110,724	6,377	4,841	-	121,967	-	132,110	8,115	5,618	-	145,843
Add:
Exploration Expenses (US$000)	6	25,222	1,453	1,103	-	27,784	-	24,125	1,482	1,026	-	26,633
Commercial Deductions (US$000)	7	37,753	2,161	5,457	-	45,379	-	35,786	2,248	3,850	-	41,884
Selling Expenses (US$000)	1	3,228	186	141	-	3,555	-	3,099	190	132	-	3,421
Cost Applicable to Sales (US$000)	39	176,927	10,177	11,543	-	198,685	-	195,120	12,035	10,626	-	217,781
Divide:
Volume Sold	38	12,666,673	6,560	4,750	-	Not Applicable	-	11,940,167	6,530	4,288	-	Not Applicable
CAS	1,016	13.97	1,551	2,430	-	No Applicable	-	16.34	1,843	2,478	-	No Applicable

	LA ZANJA
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	31,095	737	-	-	-	31,832	22,804	939	-	-	-	23,743
Add:
Exploration Expenses (US$000)	-24	-1	-	-	-	-24	13	1	-	-	-	14
Commercial Deductions (US$000)	53	6	-	-	-	59	38	-0	-	-	-	38
Selling Expenses (US$000)	248	6	-	-	-	254	401	17	-	-	-	418
Cost Applicable to Sales (US$000)	31,372	748	-	-	-	32,120	23,257	956	-	-	-	24,213
Divide:
Volume Sold	37,706	68,585	-	-	-	Not Applicable	33,098	101,988	-	-	-	Not Applicable
CAS	832	10.90	-	-	-	Not Applicable	703	9.37	-	-	-	Not Applicable

	LA ZANJA
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	110,848	3,367	-	-	-	114,214	79,713	3,426	-	-	-	83,139
Add:
Exploration Expenses (US$000)	11	0	-	-	-	11	115	5	-	-	-	120
Commercial Deductions (US$000)	194	18	-	-	-	212	240	4	-	-	-	244
Selling Expenses (US$000)	1,172	36	-	-	-	1,207	1,382	59	-	-	-	1,441
Cost Applicable to Sales (US$000)	112,224	3,421	-	-	-	115,645	81,450	3,495	-	-	-	84,944
Divide:
Volume Sold	142,299	324,151	-	-	-	Not Applicable	143,151	418,565	-	-	-	Not Applicable
CAS	789	10.55	-	-	-	No Applicable	569	8.35	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

	BROCAL
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,759	7,066	5,641	10,475	22,449	47,390	986	3,904	1,178	5,701	25,538	37,307
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,925	3,992	2,269	6,903	25,762	40,851	1,203	3,587	642	3,320	30,590	39,343
Selling Expenses (US$000)	134	539	431	799	1,713	3,617	28	113	34	165	737	1,077
Cost Applicable to Sales (US$000)	3,818	11,597	8,340	18,177	49,924	91,858	2,218	7,604	1,855	9,185	56,865	77,727
Divide:
Volume Sold	2,835	881,192	5,870	12,586	9,150	Not Applicable	2,278	672,417	1,609	6,955	10,436	Not Applicable
CAS	1,347	13.16	1,421	1,444	5,456	Not Applicable	973	11.31	1,152	1,321	5,449	Not Applicable

	BROCAL
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4,258	21,024	15,244	42,157	68,711	151,394	3,491	12,331	2,051	6,478	96,934	121,285
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	4,847	13,583	6,669	24,622	81,479	131,200	3,777	12,345	1,317	4,105	102,258	123,801
Selling Expenses (US$000)	255	1,258	912	2,522	4,110	9,056	204	722	120	379	5,677	7,103
Cost Applicable to Sales (US$000)	9,359	35,865	22,826	69,301	154,300	291,650	7,472	25,398	3,488	10,962	204,869	252,189
Divide:
Volume Sold	7,181	2,637,215	16,739	43,297	28,991	Not Applicable	7,874	1,928,243	2,759	8,007	40,198	Not Applicable
CAS	1,303	13.60	1,364	1,601	5,322	No Applicable	949	13.17	1,264	1,369	5,096	Not Applicable

	NON MINING COMPANIES
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	3,193	-	-	-	-	-	23,984
Add:
Selling Expenses (US$000)	-	-	-	-	-	879	-	-	-	-	-	232
Total (US$000)	-	-	-	-	-	4,073	-	-	-	-	-	24,216

	NON MINING COMPANIES
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	38,246	-	-	-	-	-	69,011
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	2,217	-	-	-	-	-	470
Total (US$000)	-	-	-	-	-	40,463	-	-	-	-	-	69,481

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

	BUENAVENTURA CONSOLIDATED
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	59,493	49,601	9,212	12,847	22,502	156,848	58,109	44,856	5,235	9,203	25,584	166,971
Add:
Exploration Expenses (US$000)	9,809	13,621	1,177	801	21	25,429	10,019	8,935	1,202	1,096	23	21,273
Commercial Deductions (US$000)	2,098	19,738	3,824	9,560	25,778	60,998	1,353	15,245	2,035	5,627	30,602	54,862
Selling Expenses (US$000)	583	1,959	599	930	1,715	6,666	714	1,415	228	354	740	3,684
Cost Applicable to Sales (US$000)	71,983	84,919	14,812	24,139	50,016	249,941	70,196	70,450	8,700	16,279	56,949	246,790
Divide:
Volume Sold	93,352	6,575,608	10,302	16,087	9,176	Not Applicable	102,043	5,075,656	5,470	9,961	10,451	Not Applicable
CAS	771	12.91	1,438	1,501	5,451	Not Applicable	688	13.88	1,591	1,634	5,449	Not Applicable

	BUENAVENTURA CONSOLIDATED
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	229,763	171,470	28,718	53,254	68,953	590,405	226,146	184,648	18,016	19,593	97,124	614,539
Add:
Exploration Expenses (US$000)	41,980	41,519	4,399	3,502	121	91,520	50,957	38,614	4,461	3,737	83	97,852
Commercial Deductions (US$000)	5,467	62,716	12,077	34,392	81,560	196,211	4,405	57,972	6,686	13,109	102,312	184,483
Selling Expenses (US$000)	2,366	6,109	1,553	3,116	4,120	19,481	2,883	5,573	875	1,120	5,685	16,605
Cost Applicable to Sales (US$000)	279,576	281,814	46,747	94,264	154,754	897,618	284,391	286,807	30,038	37,559	205,203	913,479
Divide:
Volume Sold	380,899	21,023,873	32,389	55,529	29,094	Not Applicable	436,257	19,045,010	18,599	20,904	40,263	Not Applicable
CAS	734	13.40	1,443	1,698	5,319	Not Applicable	652	15.06	1,615	1,797	5,097	Not Applicable

	COIMOLACHE
	4Q 2015						4Q 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,925	1,368	-	-	-	18,292	14,903	1,167	-	-	-	16,070
Add:
Exploration Expenses (US$000)	1,578	128	-	-	-	1,706	3,510	275	-	-	-	3,785
Commercial Deductions (US$000)	267	30	-	-	-	298	202	19	-	-	-	220
Selling Expenses (US$000)	380	31	-	-	-	411	278	22	-	-	-	300
Cost Applicable to Sales (US$000)	19,151	1,556	-	-	-	20,707	18,893	1,482	-	-	-	20,375
Divide:
Volume Sold	49,363	294,995	-	-	-	Not Applicable	39,776	233,169	-	-	-	Not Applicable
CAS	388	5.28	-	-	-	Not Applicable	475	6.36	-	-	-	Not Applicable

	COIMOLACHE
	FY 2015						FY 2014
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	55,952	4,576	-	-	-	60,527	55,041	4,237	-	-	-	59,278
Add:
Exploration Expenses (US$000)	12,598	1,030	-	-	-	13,628	8,178	629	-	-	-	8,808
Commercial Deductions (US$000)	776	71	-	-	-	847	453	34	-	-	-	487
Selling Expenses (US$000)	1,028	84	-	-	-	1,112	1,001	77	-	-	-	1,078
Cost Applicable to Sales (US$000)	70,353	5,761	-	-	-	76,114	64,673	4,977	-	-	-	69,650
Divide:
Volume Sold	143,791	874,271	-	-	-	Not Applicable	142,084	741,525	-	-	-	Not Applicable
CAS	489	6.59	-	-	-	No Applicable	455	6.71	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 6: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 4Q15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	4Q15	4Q15	4Q15	4Q15
Au Ounces Sold BVN	90,462
Au Ounces bought from La Zanja	-37,652
Au Ounces Sold Net	52,810	37,847	49,363	92,684

	4Q15		4Q15		4Q15		4Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	78,768	1,492	19,617	518	18,292	371	96,511	1,041
Exploration in Operating Units	25,492	483	549	15	1,706	35	26,467	286
Royalties	5,041	95	0	0	0	0	5,041	54
Comercial Deductions[4]	20,088	380	873	23	298	6	20,671	223
Selling Expenses	1,913	36	254	7	411	8	2,212	24
Administrative Expenses[5]	11,481	217	1,051	28	821	17	12,368	133
Other Expenses	0	0	4,018	106	1,502	30	2,734	30
Other Incomes	-2,898	-55	-5,638	-149	-2,249	-46	-6,791	-73
Other administrative charges	0	0	2,718	72	564	11	1,668	18
Sustaining Capex[6]	16,209	307	1,592	42	15,865	321	23,414	253

By-product Credit	-93,749	-1,775	-977	-26	-4,346	-88	-96,010	-1,036

All-in Sustaining Cost	62,345	1,181	24,057	636	32,864	666	88,286	953

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A. (Does not consider El Brocal)

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

All-in Sustaining Cost for FY15

	Buenaventura[1]	La Zanja	Coimolache	Attributable Production[2]
	FY15	FY15	FY15	FY15
Au Ounces Sold BVN	373,548
Au Ounces bought from La Zanja	-142,129
Au Ounces Sold Net	231,419	138,465	143,791	362,541

	FY15		FY15		FY15		FY15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	307,709	1,330	106,749	771	60,527	421	388,619	1,072
Exploration in Operating Units	91,548	396	8,995	65	13,628	95	101,785	281
Royalties	21,942	95	0	0	0	0	21,942	61
Comercial Deductions[4]	64,799	280	3,367	24	847	6	66,925	185
Selling Expenses	7,001	30	1,207	9	1,112	8	8,087	22
Administrative Expenses[5]	47,125	204	2,251	16	2,185	15	49,195	136
Other Expenses	0	0	14,174	102	7,136	50	10,382	29
Other Incomes	-6,881	-30	-21,676	-157	-9,270	-64	-22,099	-61
Other administrative charges	0	0	8,190	59	1,369	10	4,894	14
Sustaining Capex[6]	38,861	168	27,615	199	48,509	337	72,964	201

By-product Credit	-320,485	-1,385	-4,947	-36	-13,468	-94	-328,510	-906

All-in Sustaining Cost	251,619	1,087	145,926	1,054	112,575	783	374,184	1,032

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A. (Does not consider El Brocal)

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 7 (See following pages)

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2015 and December 31, 2014

	2015	2014
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	78,519	78,512
Trade and other accounts receivable, net	219,862	281,604
Income tax credit	45,919	53,746
Prepaid expenses	8,231	16,954
Hedge derivative financial instruments	-	3,688
Embedded derivatives for concentrate sales, net	-	-
Inventory, net	101,473	150,284
Total current assets	454,004	584,788
Assets classified as held for sale	15,592	18,683
	469,596	603,471

Non-current assets
Trade and other accounts receivable, net	162,567	26,651
Long-term inventory	26,029	34,088
Investment in associates	2,043,983	2,224,381
Mining concessions, development costs, property, plant and equipment, net	1,747,624	1,715,452
Investment properties	10,719	11,200
Deferred income tax asset	41,575	47,675
Prepaid expenses	29,235	-
Other assets, net	15,853	9,356
Total non-current assets	4,077,585	4,068,803

Total assets	4,547,181	4,672,274

Liabilities and shareholders’ equity
Current liabilities
Overdraft and bank loans	285,302	40,000
Trade and other accounts payable	247,114	254,000
Provisions	49,829	67,895
Income tax payable	2,444	3,556
Hedge derivative financial instruments	10,643	-
Embedded derivatives for concentrate sales, net	1,694	9,072
Financial obligations	33,394	69,950
Total current liabilities	630,420	444,473

Liabilities directly associated with assets classified as held for sale	20,611	28,890
	651,031	473,363

Non-current liabilities
Financial liability at fair value through profit or loss	16,994	23,026
Trade and other accounts payable	15,057	15,240
Provisions	141,885	63,571
Financial obligations	320,316	313,355
Deferred income tax liability	12,662	21,594
Total non-current liabilities	506,914	436,786

Total liabilities	1,157,945	910,149

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,497
Investment shares, net of treasury shares for US$(000)765	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,714	162,710
Other reserves	269	269
Retained earnings	2,024,895	2,328,423
Other equity reserves	2,240	1,755
	3,161,066	3,464,105
Non-controlling interest	228,170	298,020
Total shareholders’ equity	3,389,236	3,762,125

Total liabilities and shareholders’ equity	4,547,181	4,672,274

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

For the three and twelve month periods ended December 31, 2015 and 2014

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2015	2014	2015	2014
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	227,494	264,550	919,450	1,138,913
Royalty income	7,214	11,911	32,414	36,867
Total operating income	234,708	276,461	951,864	1,175,780

Operating costs
Cost of sales, without considering depreciation and amortization	(156,848)	(166,971)	(590,405)	(614,539)
Exploration in operating units	(25,429)	(21,273)	(91,520)	(97,852)
Depreciation and amortization	(63,280)	(57,684)	(242,465)	(208,698)
Mining royalties	(5,444)	(6,630)	(27,407)	(28,440)
Total operating costs	(251,001)	(252,558)	(951,797)	(949,529)

Gross profit	(16,293)	23,903	67	226,251

Operating expenses
Administrative expenses	(25,753)	(28,443)	(86,532)	(101,102)
Exploration in non-operating areas	(4,950)	(17,632)	(30,610)	(50,007)
Selling expenses	(6,666)	(3,684)	(19,481)	(16,605)
Impairment of long-lived assets	(7,172)	2,228	(11,255)	-
Other, net	7,905	5,299	209	3,059
Total operating expenses	(36,636)	(42,232)	(147,669)	(164,655)

Operating profit	(52,929)	(18,329)	(147,602)	61,596

Other income, net
Share in the results of associates under equity method	(234,996)	(113,842)	(173,375)	(74,600)
Financial income	8,585	4,209	11,026	8,408
Financial expenses	(6,519)	(4,313)	(27,622)	(11,318)
Net loss from currency exchange difference	(6,158)	(3,381)	(13,683)	(8,452)
Adquiscion gain generated by subsidiary	-	(27)	-	59,852
Total other income, net	(239,088)	(117,354)	(203,654)	(26,110)

Profit before income taxes and non-controlling interest	(292,017)	(135,683)	(351,256)	35,486

Income taxes	(18,697)	(23,928)	(14,766)	(66,012)

Net profit	(310,714)	(159,611)	(366,022)	(30,526)

Discontinued operations
Loss from discontinued operations	(4,583)	(4,830)	(9,523)	(31,114)
Net Income	(315,297)	(164,441)	(375,545)	(61,640)

Attributable to:
Owners of the parent	(292,554)	(161,377)	(317,210)	(76,065)
Non-controlling interest	(22,743)	(3,064)	(58,335)	14,425
	(315,297)	(164,441)	(375,545)	(61,640)

Basic and diluted earnings per share attributable
to owners of the parent, stated in U.S. dollars	(1.15)	(0.63)	(1.25)	(0.30)

Weighted average number of shares outstanding
(common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three and twelve month periods ended December 31, 2015 and 2014

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2015	2014	2015	2014
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	(243,306)	(288,003)	965,273	1,144,394
Value Added Tax (VAT) recovered	(6,908)	-	81,692	39,685
Royalties received	(10,017)	(9,104)	38,983	31,252
Dividends received	(1,916)	(6,012)	6,691	12,938
Interest received	(1,153)	(4,027)	3,650	8,333
Payments to suppliers and third-parties	173,546	285,678	(727,017)	(805,413)
Payments to employees	47,409	46,424	(175,329)	(203,496)
Payment of income tax	4,943	1,768	(22,330)	(33,161)
Payment of royalties	5,429	5,783	(22,836)	(22,631)
Payment of interest	4,235	4,032	(21,518)	(9,405)

Net cash and cash equivalents provided by operating activities	(27,738)	36,539	127,259	162,496

Investing activities
Proceeds from settlement of financial assets at fair value through profit or loss	-	80	-	-
Proceeds from collections of loans to associates	141	-	-	15,553
Proceeds from sales of mining concessions, property, plant and equipment	(2,892)	(1,512)	5,481	1,681
Proceeds from settlement of investment in shares	-	-	-	-
Acquisitions of mining concessions, development costs, property, plant and equipment	44,759	(14,419)	(211,286)	(227,564)
Acquisitions of investment properties	-	(11,705)	-	-
Loans	104,829	-	(125,629)	-
Payments for acquisitions of other assets	10,238	-	(10,238)	-
Payment for purchase of investments	-	(57)	-	(80,316)
Opening of term deposits	(7,350)	-	-	-
Contributions and investments in associates		1,112	-	(2,012)

Net cash and cash equivalents used in investing activities	149,725	(26,501)	(341,672)	(292,658)

Financing activities
Increase of bank loans	(104,503)	504	344,503	40,000
Payment of bank loans			(90,000)	-
Increase in financial obligations	9,704	9,433	296	177,125
Payment of financial obligations	21	2,433	(29,891)	(42,205)
Dividends paid	(70)	5,845	-	(8,642)
Dividends paid to non-controlling interest	2,440	2,640	(10,488)	(8,880)
Purchase of associates' shares			-	-

Net cash and cash equivalents provided by (used in) financing activities	(92,408)	20,855	214,420	157,398

Net increase (decrease) in cash and cash equivalents during the period	29,579	30,893	7	27,236
Cash and cash equivalents at the beginning of the period	48,940	47,619	78,512	51,276

Cash and cash equivalents at period-end	78,519	78,512	78,519	78,512

Compañía de Minas Buenaventura S.A.A.

Fourth Quarter and Full Year 2015 Results

APPENDIX 8

	For the three month period ended December, 31	For the twelve month period ended December, 31
	2015	2015
	US$(000)	US$(000)
Reconciliation of net profit (loss) to cash and cash equivalents provided by operating activities

Net profit (loss) attributable to owners of the parent	292,554	(317,210)
	-
Plus (less):	-
Depreciation and amortization	(63,280)	242,465
Provision for impairment of inventories	973	12,737
Net loss (gain) on sales of mining concessions, property, plant and equipment	14,060	(440)
Net loss from currency exchange difference	(6,039)	13,564
Provision for impairment of long-lived assets	(7,452)	11,255
Accretion expense of provision for closure of mining units and exploration projects	(412)	3,343
Provision for interest payable	1,659
Allowance for doubtful accounts	1,101
Provision for employee bonus	254	(119)
Net share in the results of associates under equity method	(234,996)	173,375
Net profit (loss) attributable to non-controlling interest	22,743	(58,335)
Deferred income tax expense (income)	(15,031)	541
Provision for estimated fair value of embedded derivatives related to concentrate	812	(7,159)
sales and adjustments on open liquidations	0
Other provisions	(18,239)	18,670
	-
Net changes in operating assets and liabilities	-
	-
Decrease (increase) in operating assets	-
Trade and other accounts receivable, net	125,467	(73,497)
Inventory, net	(58,592)	70,248
Income tax credit	(2,437)	7,827
Prepaid expenses	27,727	(20,485)
	-
Increase (decrease) in operating liabilities	-
Trade and other accounts payable	(25,779)	(9,431)
Income tax payable	(55,278)	54,331
Provisions	(25,637)	(1,112)
	0
Dividends received	(1,916)	6,691

Net cash and cash equivalents provided by operating activities	(27,738)	127,259